Mail Stop 3561

July 30, 2009

Mark D. Klein
Chief Executive Officer
Alternative Asset Management Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

       Re: **Alternative Asset Management Acquisition Corp.**
            Form 8-K
            Filed July 28, 2009
            File No. 001-33629

            Great American Group, Inc.
            Form 8-K
            Filed July 30, 2009
            File No. 333-159644

Dear Mr. Klein:

      We have reviewed the above referenced filings and we have the following comment. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note the Form 8-Ks filed by Alternative Asset Management Acquisition Corp. and Great American Group, Inc. on July 28, 2009 and July 30, 2009, respectively, which indicate that you have amended several elements of the Agreement and Plan of Reorganization. These include, but are not limited to, changes to the contingent consideration, cash consideration and share exchange ratios. Please tell us the manner in which you furnished this information to stockholders in advance of the meeting, aside from filing the Form 8-K on EDGAR, with a view to explaining why you believe that your proxy materials did not omit any material facts necessary for stockholders to make an informed voting decision. In addition, please also tell

us why you believe that furnishing this information on July 28, 2009 allows for a sufficient amount of time for stockholders to consider the information in advance of tomorrow's meeting. Refer to Rule 14a-9 of Regulation 14A. Finally, please also tell us what consideration you have given to how you intend to tabulate any votes that were provided to you in advance of the time that you furnished shareholders with this new information.

*   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, John Fieldsend, Attorney-Advisor, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP

        Via Facsimile